February 6, 2014

Filed pursuant to Rule 433

Registration No: 333-182348

Term Sheet

Issuer:	M&T Bank Corporation

Security:	Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E

Expected Security Ratings*:	Baa3 (Moody’s) / BBB (S&P) / BB (Fitch)

Size:	350,000 Shares

Liquidation Preference:	$1,000 per share of Preferred Stock

Maturity:	Perpetual

Day Count:	From February 11, 2014 to, but excluding, February 15, 2024, 30/360, and from and including February 15, 2024, Actual/360

Trade Date:	February 6, 2014

Settlement Date:	February 11, 2014 (T+3)

Dividend Rate (Non-Cumulative):	From February 11, 2014 to, but excluding, February 15, 2024, 6.450%, and from and including February 15, 2024, Three-Month LIBOR plus 361 basis points

Dividend Payment Dates:	Beginning August 15, 2014, each February 15 and August 15 until February 15, 2024, and thereafter, each February 15, May 15, August 15, and November 15, in each case if declared by the Issuer’s board of directors or duly authorized board committee.

Optional Redemption:	In whole or in part, from time to time, on any Dividend Payment Date on or after February 15, 2024, or in whole but not in part, at any time within 90 days following a “regulatory capital treatment event” (subject to limitations described in the prospectus supplement dated February 6, 2014), in each case at a redemption price equal to $1,000 per share plus any declared and unpaid dividends

Public Offering Price:	$1,000 per Share

Net Proceeds (Before Expenses) to Issuer:	$346,500,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Joint Lead Manager:	Sandler O’Neill & Partners, L.P.

CUSIP/ISIN:	55261F AG9 / US55261FAG90

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

M&T Bank Corporation has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that M&T Bank Corporation has filed with the SEC for more complete information about M&T Bank Corporation and this offering. You may get these documents without cost on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling J.P. Morgan Securities LLC at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

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